250 WILLIAMS STREET ATLANTA, GA 30303 P 404.302.9700 F 404.475.0520 www.internap.com

April 30, 2008

Mr. David L. Orlic
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Internap Network Services Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 17, 2008
File No. 001-31989

Dear Mr. Orlic:

On behalf of Internap Network Services Corporation (“Internap” or the “Company”), this letter responds to the comments in your letter dated April 25, 2008 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A.  The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Comment Letter.

Who Can Vote, page 2

1.	Please fill in the number of shares of common stock that were outstanding as ofthe record date and are entitled to vote at the meeting, as required by Item 6(a) of Schedule 14A.

RESPONSE:

As of the record date, April 21, 2008, Internap had 50,419,895 shares of common stock outstanding.  We will add this number to the third sentence in the first paragraph on page 2.

Proposal 2 – Approval of Amendment to the Certificate of Incorporation, page 30

2.
Your description in the third paragraph on page 30 of the proposed amendmentand restatement of Article IV of your charter is unclear.  Please revise to explain more clearly the change you are proposing and the general effects of such change, including, if accurate, that all of the resulting authorized shares of preferred stock will be blank check preferred stock, the terms and conditions of which may be designated by your board of directors.  In addition, you refer in the thirdparagraph on page 30 to a “Certificate of Amendment” without specifying towhich certificate you are referring.  Please ensure that you distinguish here and elsewhere in your filing as necessary between a certificate of amendment that was previously filed, and the certificate of amendment that you are currently proposing.

RESPONSE:

We note the Staff’s comment and will use the defined term “Previously Filed Certificate of Amendment” to refer to the certificate of amendment filed in July 2006 and the defined term “Proposed Certificate of Amendment” to refer to the certificate of amendment that we are currently proposing.

We will also add disclosure to explain that the Proposed Certificate of Amendment eliminates Sections IV.C and IV.D of the Company’s Certificate of Incorporation, which delineate the rights and preferences of the Series A convertible preferred stock.  This disclosure will also explain that the Company redeemed all of the Series A convertible preferred stock in 2004 and that the Company wants to remove these two sections in order to clarify that no Series A convertible preferred stock is outstanding or authorized.

Please note that we filed a Certificate of Designation of Rights, Preferences and Privileges of Series B Preferred Stock on April 11, 2007, which designates 500,000 shares as Series B Preferred Stock.  We will add disclosure to clarify that 19,500,000 shares of the resulting authorized shares of preferred stock will be blank check preferred stock, the terms and conditions of which our Board of Directors may designate.

3.
By eliminating Section IV(D)(5) of your charter setting forth certain terms of yourSeries A preferred stock, you appear effectively to be increasing the number ofshares of preferred stock that you are authorized to issue, given the prior conversion of your Series A convertible preferred stock.  On a post-split basis, if the Section 5 limitation were still in effect, you would appear to be authorized to issue only 19,650,000 shares of preferred stock, rather than the 20,000,000 shares for which you are now seeking approval.  Given this effective increase in the number of shares of preferred stock that you are now authorized to issue, please disclose, if true, that you have no present plans, proposals or arrangements to issue any additional shares of preferred stock.  Please also include a brief statement regarding the anti-takeover implications of an increase in authorized capital.  See SEC Release No. 34-15230.  Please also briefly discuss in your filing the above-referenced effective increase in authorized preferred stock.

RESPONSE:

We note your comment and will add disclosure to explain that (1) Section IV.D5 of the Previously Filed Certificate of Amendment precludes the Company from reissuing the 3,500,000 shares (pre-split) of authorized Series A convertible preferred stock and requires the Company to eliminate the 3,500,000 shares (pre-split) of authorized Series A convertible preferred stock from the shares that the Company is authorized to issue and (2) the Proposed Certificate of Amendment will eliminate Sections IV.C and IV.D, which will have the indirect effect of allowing the Company to reissue without stockholder approval 3,500,000 shares (pre-split) of preferred stock that it could not have otherwise.

                        We will also add the following disclosure:

        These additional shares of preferred stock could create impediments to a takeover or change in control of the Company.  The Company could issue these shares of preferred stock in one or more transactions without our stockholders’ approval that would make a change in control of the Company more difficult, and therefore less likely.  Any such issuance of additional preferred stock could dilute the stock ownership or voting rights of persons seeking to obtain control of the Company.  Accordingly, the Proposed Certificate of Amendment may deter a future takeover attempt.  The approval by the Company’s Board of Directors of the Proposed Certificate of Amendment was not in response to any threatened or perceived takeover threat, and the Company has no knowledge of such a threat as of the date hereof.  The Proposed Certificate of Amendment is not part of a plan by management to adopt a series of anti-takeover measures.  The Board of Directors has no current plans or intention to issue shares of preferred stock.  The Proposed Certificate of Amendment could have the effect of deterring takeovers or changes in control of the Company.  Also, the Company already has in place certain charter and Bylaw provisions, as well as a stockholder rights agreement, that may be deemed to render more difficult or discourage, takeovers or changes in control of the Company.

We will also state that the Company has no present plans, proposals or arrangements to issue any additional shares of preferred stock.

        As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (404) 302-9700.  Thank you for your consideration.

                                        Sincerely,

                                        /s/ Richard P. Dobb
                                        Richard P. Dobb
                                        Vice President and General Counsel